82-2312

02 NOV -5 AM 8:34

ERG
GROUP

Your ref
Our ref CMP-0014-01

25 October 2002

02055872

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

ERG Australia Ltd

Dear Sirs

Australian Stock Exchange Filing

I enclose the following documents lodged with the Australian Stock Exchange today:

- Media Release headed "ERG Signs Melbourne Settlement Contract".

Yours faithfully

PROCESSED
NOV 21 2002
THOMSON
FINANCIAL

Clare Barrett-Lennard
Company Secretary

dlw 11/14

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ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/10/2002

TIME: 14:40:09

TO: ERG LIMITED

FAX NO: 08-9273-1208

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Signs Melbourne Settlement Contracts

ERG GROUP

FACSIMILE

The contents of this fax are confidential and may only be used or disclosed by the addressee.

TO	Company Announcements Office				
AT	Australian Stock Exchange Limited				
FAX	1300 300 021				
REF	CMP-0014-01				
FROM	Clare Barrett-Lennard	**DATE**	25 October 2002		
FAX	+61 8 9273 1208	**PHONE**	+61 8 9273 1209	**PAGES**	2
RE	**Announcement**				

Dear Sirs

I enclose the following:

- Media Release headed "ERG Signs Melbourne Settlement Contract".

Yours faithfully

Clare Barrett-Lennard
Company Secretary

247 Balcatta Road Balcatta WA 6021 Australia | PO Box 670 Balcatta WA 6914 Australia
Telephone: + 61 8 9273 1100 Facsimile: + 61 8 9273 1208 | Email: info@erggroup.com Internet: www.erggroup.com

DATE 25 October 2002

CONTACT Shaun Duffy – General Manager Investor Relations

PHONE +61 8 9273 1879

FAX +61 8 9273 1208

EMAIL sduffy@erggroup.com

ERG GROUP

ERG Signs Melbourne Settlement Contracts

The ERG Group today announced the settlement agreements for the Melbourne scope creep claims have been signed. Under the terms of the settlement, announced to the market on 30 May 2002, a $20 million payment is to be made to ERG's subsidiary OneLink Transit Systems. The payment of $20 million is to be made to OneLink within ten business days of signing, with $12.4 million from the proceeds flowing directly through to ERG.

The payment is the second instalment of a $65 million staged settlement reached between OneLink and the Victorian Government for all outstanding claims in relation to the Melbourne automated ticketing system.

–END–

BACKGROUND INFORMATION

ERG Group

The ERG Group is a world leader in the development and supply of integrated fare management and software systems for the transit industry, and for its smart card systems and services. The Group includes Belgian-based Proton World, specialising in high security, payment and identity smart card systems. ERG has 16 offices across 12 countries and employs approximately 900 people. ERG's customer list includes automated fare collection projects in more than 200 cities and in excess of 500 banks through Proton's licence agreements. Throughout the world, the ERG Group has more than 50 million smart cards in circulation. ERG is an Australian-based company, listed on the Australian Stock Exchange.

MEDIA RELEASE

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